SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

9M13 Results

Curitiba, Brazil, November 8, 2013 - Companhia Paranaense de Energia - Copel (BM&FBovespa: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power, announces its results for the first nine months of 2013 (9M13).

Copel’s consolidated balance sheet presents the figures of its wholly owned subsidiaries, controlled companies and investees. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil.

Highlights

	3Q13	2Q13	3Q12	Var. %	9M13	9M12	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating Revenues (R$ million)	2.255	2.101	2.041	10,5	6.736	6.093	10,6
Operating Income (R$ million)	399	368	468	(14,8)	1.360	1.168	16,4
Net Income (Loss) (R$ million)	273	252	319	(14,5)	923	824	12,0
Earnings per share (R$)	1,00	0,92	1,17	(14,5)	3,37	3,01	12,0
EBITDA (R$ million)	463	439	493	(6,1)	1.567	1.493	5,0
Return on Shareholders' Equity ( annualized)	9,1%	8,4%	11,0%	(17,1)	10,1%	9,2%	9,5
Energy Supply (GWh)	6.727	5.603	6.076	10,7	20.131	18.341	9,8
Capex¹	460	578	273	68,5	1.398	1.044	34,0
Values subject to rounding adjustments. ¹ includes contributions and advances for future investments The Company’s shares and main indexes presented the following variations in the period:

Ticker	Price 09/30/2013	Var. % year	Index	Points 09/30/2013	Var. % year
CPLE3 (common/ BM&FBovespa)	R$ 22,60	(10,3)	Ibovespa	52.338	(14,2)
CPLE6 (preferred B/ BM&FBovespa)	R$ 31,45	(0,8)	IEE	27.037	(6,1)
ELP (ADS/ Nyse)	US$ 13,96	(9,1)	Dow Jones	15.130	15,5
XCOP (preferred B/ Latibex)	€ 10,34	(11,0)	Latibex	2.194	(15,4)

LIST OF CONTENTS

1. General Information	3

2. 9M13 Income Statement	6
2.1 Operating Revenue	6
2.2 Operating Costs and Expenses	7
2.3 Equity in the Earnings of Subsidiaries	9
2.4 EBITDA	9
2.5 Financial Result	9
2.6 Consolidated Net Income	9

3. Balance Sheet and Investment Program	10
3.1 Assets	10
3.1.2 Cash, Cash Equivalents and Financial Investments	10
3.1.3 CRC Transferred to the State of Paraná	11
3.1.4 Accounts Receivable Related to the Extension of the Concession	11
3.2 Liabilities	11
3.2.2 Debt and Shareholders’ Equity	12
3.2.2 Payables related to the Concession – Use of Public Property	13
3.2.3 Provisions for Legal Claims	13
3.3 Investment Program	14

4. Shareholding Structure	15

5. Consolidated Financial Statements	16
5.1 Assets	16
5.2 Liabilities	17
5.3 Income Statement	18
5.4 Cash Flow	19

6. Financial Statements – Wholly Owned Subsidiaries	20
6.1 Assets	20
6.2 Liabilities	21
6.3 Income Statement – Copel Geração e Transmissão	22
6.4 Income Statement – Copel Distribuição	23
6.5 Income Statement – Copel Telecom	23

7. Power Market	24
7.1 Captive Market	24
7.2 Grid Market (TUSD)	25

8. Supplementary Information	28
8.1 Tariffs	28
8.2 Main Operational and Financial Indicators	29
8.3 3Q13 Results Conference Call	30

* Amounts subject to roundings.

1. General Information

Copel’s net income totaled R$ 923.2 million in 9M13, 12.0% up on the R$ 824.0 million recorded in 9M12, chiefly due to (i) higher revenue from electricity sales to final customers and distributors, and (ii) lower costs related to personnel and charges for the use of the main distribution and transmission grid in the period. The increase in the financial result also contributed to the period upturn in net income. For further information, please refer to item 2.

The table below summarizes the highlights for the period:

Result - Effect CVA (R$ million)	3Q13 (1)	2Q13 (2)	3Q12 (3)	Var. % (1/3)	9M13 (4)	9M12 (5)	Var. % (4/5)
Effect CVA - Gross	(18)	(31)	(34)	(47,1)	97	103	(5,9)
Effect CVA - Net*	(12)	(21)	(23)	(47,1)	64	68	(5,9)
EBITDA	463	439	493	(6,1)	1.567	1.493	5,0
Adjusted EBITDA by Regulatory Assets and Liabilities	445	408	459	(3,0)	1.664	1.595	4,3
Net Income	273	252	319	(14,5)	923	824	12,0
Adjusted Net Income by Regulatory Assets and Liabilities*	261	231	297	(12,0)	987	892	10,7

Economic and Financial Indicators	3Q13 (1)	2Q13 (2)	3Q12 (3)	Var. % (1/3)	9M13 (4)	9M12 (5)	Var. % (4/5)
EBITDA Margin	20,5%	20,9%	24,2%	(15,0)	23,3%	24,5%	(5,0)
Adjusted EBITDA Margin	19,7%	19,4%	22,5%	(12,2)	24,7%	26,2%	(5,7)
Operating Margin	17,7%	17,5%	22,9%	(22,8)	20,2%	19,2%	5,3
Net Margin	12,1%	12,0%	15,6%	(22,6)	13,7%	13,5%	1,3
Adjusted Net Margin	11,6%	10,2%	13,2%	(12,0)	14,7%	13,2%	10,7

* Estimated net value: value gross minus 34% of income tax.

The table below show the trends for the main indicators:

Average Rates (BRL / MWh)	Sep/13	Jun/13	Mar/13	Dec/12	Sep/12	Jun/12
Power Purchase Average Rate - Copel Distribuição	132,57	129,59	121,99	115,08	115,04	113,78
Retail Average Rate - Copel Distribuição	227,53	206,15	205,68	245,80	243,80	243,19
Sales to Distributors Average Rate - Copel GeT	126,18	120,84	118,38	98,69	97,70	98,93

Indicators	Sep/13	Jun/13	Mar/13	Dec/12	Sep/12	Jun/12
Equity	13.116	12.942	12.757	12.362	12.800	12.493
Net debt	1.370	1.066	1.409	1.038	919	1.040
Book Value per Share	47,93	47,29	46,62	45,17	46,77	45,65
Net debt/ Shareholders' Net Equity	26,8%	25,2%	25,6%	26,4%	17,4%	17,9%
Current Liquidity	1,45	1,57	1,64	1,65	1,55	1,79

* Amounts subject to roundings.

Economic Sustainability Plan – Copel Distribuição

In October, Copel submitted to Aneel an Action Plan that will underpin the financial rebalancing and economic sustainability of the distribution segment's concession.

The Plan includes annual reductions of 6% in Copel Distribuição’s costs with personnel, materials, services and others between 2013 and 2017. Operating costs are expected to decrease by R$ 300.0 million by 2015, mainly due to (i) the reduction in workforce through the voluntary redundancy program, and (ii) the elimination of 163 managerial positions, equivalent to 60% of the senior positions, as a result of the restructuring implemented by the subsidiary as of April 2013. In addition to reducing personnel costs, the Company has already recorded 400 initiatives to reduce costs with materials, services and others, generating savings of R$30.0 million in 2013.

In order to improve Copel Distribuição’s capital structure, on September 11, 2013, the Company’s Board of Directors approved the transfer of the CRC credits that Copel Distribuição held jointly with the Government of the State of Paraná to Copel (Holding company). This action, which is still pending Aneel's approval, allows the settlement of Copel Distribuição’s Loan with Copel (Holding company) and the transfer of funds to the distributor’s cash, guaranteeing a solid capital structure to the subsidiary in the coming years, pursuant to Aneel’s recommendation.

Corporate Restructuring

The 187th Extraordinary Shareholders’ Meeting held on October 10 approved Copel’s restructuring. With the new structure, the Company now has five (5) wholly owned subsidiaries and five (5) executive areas in the holding company.

In addition to the existing subsidiaries (Copel GeT, Copel Distribuição and Copel Telecomunicações), the Company now has Copel Participações, created with the aim of managing interests in special purpose entities (SPEs) in the energy, gas, telecommunication, sanitation and service sectors, as well as Copel Renováveis, which will centralize the company’s investments in renewable energy generation projects, including the recent acquisition of seven wind farms in Rio Grande do Norte State. Mr. Julio Jacob Junior, Copel’s former Legal Officer, will be Copel Participações’ Chief Executive Officer, while Mr. Jorge Andriguetto Júnior, Copel’s former Engineering Officer, will be Copel Renováveis’ Chief Executive Officer.

These changes are part of the adjustment to market needs, aimed at making the structure more streamlined and reducing operating costs.

New Executive Areas

On October 10, the Company’s 117th Extraordinary Board of Directors Meeting elected Marcos Domakoski as Chief Corporate Management Officer, Denise Campanholo Busetti Sabbag as Chief Institutional Relations Officer and Joel Nazareno Iurk as Chief Business Development Officer.

Mr. Domakoski is a civil engineer, has a master’s degree in Business Administration and is a former professor of the Federal University of Paraná. He has been a member of Lactec’s Board of Directors since 1998.

Ms. Sabbag is a civil engineer who used to be the Head of Copel’s Department of Corporate Regulatory Issues and Integrated Business Planning.

* Amounts subject to roundings.

Mr. Iurk is a mathematician and a civil engineer and holds a master’s degree in Soil Science. He used to be the Company's Environment and Corporate Citizenship Officer.

Mr. Lindolfo Zimmer and Mr. Luiz Eduardo da Veiga Sebastiani will remain as Chief Executive Officer and Chief Financial and Investor Relations Officer, respectively.

Wind Farms – São Bento Energia

The Brazilian Electricity Regulatory Agency - Aneel published orders 3318, 3319, 3320 and 3321 of 2013 attesting that São Bento do Norte (30 MW), Olho D’Água (30 MW), Boa vista (14 MW) and Farol (20 MW) wind farms were fully equipped to begin operations on September 1, 2013. However, commercial operations will only begin after the conclusion of the installation of basic network access transmission facilities, whose works are not under the responsibility of São Bento Energia and are scheduled to be concluded at the beginning of 2015. In this period, the projects will earn the fixed revenue provided for in their respective agreements.

CDE (Energy Development Account) Funds

The Brazilian government issued Decree 7945, which establishes the transfer of CDE funds to cover costs arising from: (a) exposure to the spot market, limited to the amount not covered by the allocation of quotas; (b) the hydrological risk of the quotas; (c) System Service Charges – ESS (dispatch of thermal power plants for energy security); and (d) the positive result from the account for compensation of Portion A – CVAs in the tariff processes in the twelve months subsequent to March 8, 2013. The amounts contributed by CDE were recognized as compensation of electricity costs and charges for the use of the main distribution and transmission grid, as detailed in notes 31.1 and 31.2 of our Quarterly Information.

In 9M13, the Company received R$ 583.8 million in CDE funds, R$ 264.2 million of which related to compensation of electricity costs and R$ 319.6 million to compensation of costs with charges.

CDE Funds – Anticipation to Cover Tariff Discounts

Pursuant to order 1711 of May 29, 2013, Copel received R$ 134.8 million in CDE funds related to the anticipation of the amounts authorized by Aneel to cover tariff discounts from May to November 2013. Nevertheless, CDE funds to cover tariff discounts continue to be recognized on an accrual basis (R$ 19.3 million per month from February to November, totaling R$ 192.5 million in 2013).

Accounting Changes

As of the fiscal year begun on January 1, 2013, new rules are being applied to the preparation of financial statements, with effects mainly on (i) investments in investees, controlled companies and jointly controlled companies, and (ii) employee benefits. For detailed information on these changes, please refer to note 3 of our Quarterly Information.

* Amounts subject to roundings.

2. 9M13 Income Statement

2.1 Operating Revenue

In 9M13, “operating revenue” reached R$ 6,736.2 million, 10.6% up on the R$ 6,092.5 million recorded in 9M12. The most important variations were:

(i) the 33.7% increase in revenue from “electricity sales to final customers”, which reflects only actual sales revenues, excluding the distribution grid tariff (TUSD), chiefly due to (a) the 9.55% tariff increase as of June 24, 2013, and (b) the effects of Copel Distribuição’s tariff revision, on June 24, 2012, which led to a change in the tariff structure, increasing the percentage of revenue booked under “electricity sales to final customers”, reducing the percentage booked under “use of the main transmission grid”. The increase in revenue from “electricity sales to final customers” was also influenced by the 197.2% upturn in Copel Geração e Transmissão’s electricity sales in the free market;

(ii) the 20.1% increase in "electricity sales to distributors”, resulting from (a) higher power allocation to the spot market (CCEE), and (b) the increased volume of bilateral agreements, partially offset by lower revenue from CCEAR, due to the lower volume of agreements in the regulated environment;

(iii) the 32.3% decline in “use of the main distribution and transmission grid” (TUSD and TUST revenue), due to (a) Copel Distribuição’s periodic tariff revision, in effect as of June 24, 2012, and (b) the extension of the agreements for transmission assets, which led to a reduction of approximately R$ 189 million in Copel GeT’s Annual Permitted Revenue, partially offset by the 4.2% upturn in Copel Distribuição’s grid market;

(iv) the 93.4% increase in “construction revenue”, due to the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;

(v) the 10.8% upturn in “telecommunications revenue”, due to the expansion of the area of operations and the provision of services to new customers, especially in the individual segment. As a result, the customer base increased from 2,477 in September 2012 to 6,261 in September 2013;

(vi) the 16.4% increase in “distribution of piped gas” (supplied by Compagas), following tariff adjustments (8.0% as of August 2012 and 6.5% as of March 2013); and

* Amounts subject to roundings.

(vii) the 73.1% expansion in “other operating revenues”, mainly due to higher revenue from the lease of the Araucária Thermal Power Plant, due to its higher dispatch up to September 2013 over the same period in the previous year.

R$ '000
Income Statement	3Q13 (1)	2Q13 (2)	3Q12 (3)	Var.% (1/3)	9M13 (4)	9M12 (5)	Var.% (4/5)
Electricity sales to final customers	881.003	785.579	605.850	45,4	2.437.777	1.823.938	33,7
Electricity sales to distributors	408.001	344.925	381.100	7,1	1.477.693	1.230.509	20,1
Use of the main distribution and transmission grid	513.046	464.403	766.039	(33,0)	1.490.449	2.201.015	(32,3)
Construction revenue	251.663	278.494	126.182	99,4	711.348	367.898	93,4
Revenues from telecommunications	36.263	33.590	31.129	16,5	102.555	92.517	10,8
Distribution of piped gas	103.361	96.407	86.461	19,5	278.989	239.622	16,4
Other operating revenues	61.293	97.734	44.328	38,3	237.361	137.152	73,1
Operating revenue	2.254.630	2.101.132	2.041.089	10,5	6.736.172	6.092.651	10,6

2.2 Operating Costs and Expenses

In the first nine months of 2013, operating costs and expenses totaled R$ 5,666.8 million, 12.0% up on the R$ 5,061.4 million recorded in 9M12. The main variations were:

(i) the 19.2% increase in “electricity purchased for resale”, chiefly due to higher costs with energy acquisition from auctions (CCEARs), Itaipu, and bilateral agreements, arising from (a) higher costs from thermal power agreements, (b) the exchange rate appreciation in the period, and (c) the monetary restatement of agreements based on period inflation, respectively. Costs from energy purchases in the spot market (CCEE) were partially offset by CDE funds, which totaled R$ 264.2 million in 9M13;

R$'000
Electricity Purchased for Resale	3Q13 (1)	2Q13 (2)	3Q12 (3)	Var. % (1/3)	9M13 (4)	9M12 (5)	Var. % (4/5)
Itaipu	164.942	153.420	103.241	59,8	450.096	364.616	23,4
CCEAR (Auction)	540.229	586.310	496.704	8,8	1.659.044	1.385.552	19,7
Bilateral	54.933	48.980	50.410	9,0	160.971	150.092	7,2
CCEE	103.498	107.449	42.169	145,4	460.365	166.164	177,1
(-) Transfer CDE - CCEE	9.928	(180.525)	-	-	(264.202)	-	-
Proinfa	41.668	41.714	42.110	(1,0)	125.055	107.512	16,3
(-) Pis/ Pasep and Cofins	(81.652)	(82.870)	(79.331)	2,9	(241.603)	(203.211)	18,9
TOTAL	833.546	674.478	655.303	27,2	2.349.726	1.970.725	19,2

* Amounts subject to roundings.

(ii) the 49.6% reduction in “use of the main distribution and transmission grid”, due to lower costs from charges for the use of the system as a result of Law 12,738/13, which extended transmission concessions, and the transfer of CDE funds (R$ 319.6 million in 9M13) to offset the costs with charges;

R$ '000
Use of the main distribution and transmission grid	3T13 (1)	2T13 (2)	3T12 (3)	Var. % (1/3)	9M13 (4)	9M12 (5)	Var. % (4/5)
System Service Charges - ESS	589	111.318	6.994	(91,6)	286.155	26.868	965,0
(-) Transfer CDE - ESS	(721)	(199.945)	-	-	(319.624)	-	-
System usage charges – distribution	50.918	53.312	136.937	(62,8)	159.190	405.854	(60,8)
System usage charges – basic network and connection	47.387	43.206	34.865	35,9	132.403	109.849	20,5
Itaipu transportation charges	13.425	12.538	11.849	13,3	38.365	33.491	14,6
Charge reserve energy - EER	2.989	10.524	22.397	(86,7)	16.672	40.226	(58,6)
(-) PIS/Pasep and Cofins taxes on charges for use of power grid	(11.898)	(3.855)	(19.368)	(38,6)	(31.297)	(57.114)	(45,2)
TOTAL	102.689	27.098	193.674	(47,0)	281.864	559.174	(49,6)

(iii) “personnel and management” totaled R$ 711.4 million, 9.7% down year on year, due to (a) the non-occurrence of provisions for severance pay related to the Voluntary Redundancy Program, which was discontinued in December 2012, and (b) lower expenses with compensation and related charges, 5.8% and 12.1% down, respectively, already considering the wage increases of 5.6% as of October 2012 and 1.0% as of May 2013;

(iv) the 9.5% upturn in “pension and healthcare plans”, which reflects the accrual of amounts related to the private pension and healthcare plans, calculated in accordance with CVM Resolution 695/2012;

(v) the 2.1% decline in “material and supplies”, mainly reflecting lower purchases of IT equipment;

(vi) the “materials and supplies for power eletricity” line includes expenses with the acquisition of coal for the Figueira Thermal Power Plant;

(vii) the 21.8% upturn in “natural gas and supplies for the gas business", as a result of the higher prices for the natural gas acquired by Compagas to supply third parties, which increased mainly due to the recent appreciation of the exchange rate, and the adjustment of the oil basket, which determines the gas acquisition price;

(viii) the 1.3% upturn in “third-party services”, chiefly due to higher expenses with communications and data processing, partially offset by lower expenses with consulting services;

(ix) “provisions and reversals” of R$ 148.7 million in the period, 30.7% up on the same period of 2012, mostly from provisions for litigation related to (a) employee benefit and (b) civil claims;

(x) the 97.5% increase in “construction costs”, as a result of investments in power distribution and transmission in the period; and

(xi) the 59.5% upturn in “other costs and expenses”, chiefly due to (a) increased costs with financial compensation, due to higher hydro power generation in the period and (b) losses related to accounting reconciliation of assets.

* Amounts subject to roundings.

R$ '000
Operating Costs and Expenses	3Q13 (1)	2Q13 (2)	3Q12 (3)	Var.% (1/3)	9M13 (4)	9M12 (5)	Var.% (4/5)
Electricity purchased for resale	833.546	674.478	655.303	27,2	2.349.726	1.970.725	19,2
Use of main distribution and transmission grid	102.689	27.098	193.674	(47,0)	281.864	559.174	(49,6)
Personnel and management	224.458	245.473	273.148	(17,8)	711.430	787.606	(9,7)
Pension and healthcare plans	47.443	43.564	41.660	13,9	133.141	121.592	9,5
Materials and supplies	15.963	17.517	18.645	(14,4)	51.360	52.484	(2,1)
Materials and supplies for power eletricity	5.847	10.220	7.865	(25,7)	20.328	18.563	9,5
Natural gas and supplies for the gas business	82.531	78.160	66.794	23,6	223.002	183.088	21,8
Third-party services	107.918	107.689	100.293	7,6	306.994	303.053	1,3
Depreciation and amortization	148.200	145.571	134.835	9,9	440.612	411.189	7,2
Provisions and reversals	16.605	112.583	22.978	(27,7)	148.724	113.794	30,7
Construction cost	253.204	269.278	122.806	106,2	717.280	363.133	97,5
Other cost and expenses	126.234	88.531	60.422	108,9	282.290	177.032	59,5
TOTAL	1.964.638	1.820.162	1.698.423	15,7	5.666.751	5.061.433	12,0

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of subsidiaries reflects gains and losses from investments in Copel’s investees. In 9M13, equity in the earnings of subsidiaries totaled R$ 57.0 million, comprising gains of R$ 41.4 million from Dominó Holdings (Sanepar), R$ 6.1 million from Dona Francisca Energética, R$ 7.4 million from Foz do Chopim Energética, and a R$ 7.0 million loss from Sercomtel Telecom, due to losses recorded by the company in the period. In the same period, the energy transmission SPEs generated gains of R$ 9.8 million.

2.4 EBITDA

Between January and September 2013, EBITDA (earnings before interest, taxes depreciation and amortization) totaled R$ 1,567.1 million, 5.0% higher than the R$ 1,492.5 million reported in the same period in the previous year.

2.5 Financial Result

Financial revenues totaled R$ 476.7 million in the first nine months, 9.0% down year on year, due to the lower monetary restatement of assets pegged to the IGP-DI and IGP-M inflation indices, partially offset by the monetary restatement of indemnifications related to the extension of transmission concessions (restatement by the IPCA consumer price index plus 5.59% p.y.).

Financial expenses totaled R$ 243.4 million in 9M13, 44.3% lower year on year, chiefly due to the non-recurring recognition of the remeasurement of the fair value of Copel Distribuição’s financial assets in 9M12.

The 9M13 financial result was a positive R$ 233.2 million, a 169.3% upturn on the R$ 86.6 million recorded in 9M12.

2.6 Consolidated Net Income

In 9M13, Copel recorded net income of R$ 923.2 million, 12.0% up on the same period of 2012 (R$ 824.0 million).

* Amounts subject to roundings.

3. Balance Sheet and Investment Program

The main lines and variations are compared to December, 2012 and described below. Please refer to the notes in our Quarterly Information (ITRs) for additional information.

3.1 Assets

On September 30, 2013, Copel’s assets totaled R$ 22,166.1 million, 4.5% up on December 31, 2012.

3.1.1 Current and Non-current Assets

The main variations in current assets were:

- the 5.0% increase in “cash and cash equivalents”, chiefly due to the receipt of CDE funds, related to (i) the offsetting of costs with energy and charges and (ii) the anticipation of the amounts authorized by Aneel to cover tariff discounts from May to November 2013, pursuant to order 1711 of May 29, 2013, partially offset by disbursements related to the Company’s investment program;

- the 94.4% decline in “collateral and escrow accounts", stemming from the redemption of collateral related to CCEAR contracts which expired in December 2012;

- the 19.9% decline in “bonds and securities”, chiefly due to capital transfers and advances for future capital increases in new transmission projects in the pre-operational stage;

- the 9.0% reduction in “customers”, chiefly due to the decline in accounts receivable related to (i) Copel Distribuição’s captive market, (ii) CCEAR agreements, and (iii) charges for the use of the main transmission grid; and

- the 47.6% increase in "other current receivables”, mainly referring to advances to suppliers.

The main variations in non-current assets were:

- the 16.8% upturn in “bonds and securities” due to the reallocation of funds from current assets to optimize the Company’s cash management;

- the 17.4% increase in “accounts receivable related to the concession”, equivalent to R$ 460.3 million, chiefly due to the capitalization of intangible assets in progress (investments) and the monetary restatement (IGP-M) of the assets related to the distribution and transmission concessions; and

- the 36.8% decline in “accounts receivable related to the concession extension”, as a result of the transfer of R$ 264.1 million in indemnification receivables to current assets.

3.1.2 Cash, Cash Equivalents and Financial Investments

On September 30, 2013, the cash, cash equivalents and financial investments of Copel’s wholly owned subsidiaries and controlled companies totaled R$ 2,147.9 million and were mostly invested in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of 101.5% of the period variation in the Interbank Deposit Certificate (CDI) rate.

* Amounts subject to roundings.

3.1.3 CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,378.2 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

3.1.4 Accounts Receivable Related to the Extension of the Concession

Following Copel’s acceptance of the conditions established by the government agency for the anticipation of the extension of the transmission assets (Provisional Measure 579), on November 1, 2012, through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy announced the indemnification the Company is entitled to under Transmission Concession Agreement 060/2001, in the amount of R$ 893.9 million (considering only the assets that began operating after May 2000). With the enactment of Law 12783, on January 11, 2013, the government agency reconsidered the right of indemnification for the assets existing on May 31, 2000; however, the indemnification amount has not yet been set. Management assessed these assets using the new replacement value methodology and expects to receive R$ 160.2 million. On September 30, the amount recorded in this account totaled R$ 805.8 million, R$ 268.0 million lower than in December 2012, due to amortizations in the period.

3.2 Liabilities

3.2.1 Current and Non-current Liabilities

The main variations in current liabilities were:

- the 15.6% decline in “payroll, social charges and accruals”, mainly due to lower taxes and social contributions provisioned in the period;

- the 212.2% increase in “loans, financing and debentures”, chiefly due to transfers received from the long term and charges related to the period; and

- the 91.0% increase in "income tax and social contribution payable”, mainly due to the lower balance of taxes to offset with assets; and

- the 62.8% increase in “other accounts payable”, chiefly due to the recording of the balance to offset related to the amount authorized by Aneel to cover tariff discounts, received in advance, pursuant to Aneel order 1711, of May 29, 2013.

The main variations in non-current liabilities were:

- the 10.9% decrease in “loans, financing and debentures”, due to the transfer of the balance to the short-term; and

* Amounts subject to roundings.

- the 7.6% upturn in “tax, social security, labor and civil provisions”, chiefly due to increased provisions for litigation related to (i) employee benefit and (ii) civil claims.

3.2.2 Debt and Shareholders’ Equity

Copel’s consolidated debt totaled R$ 3,518.1 million on September 30, 2013, representing 26.8% of its consolidated shareholders’ equity, which closed the period at R$ 13,116.5 million, equivalent to R$ 47.93 per share (book value per share).

The breakdown of loans, financing and debentures is shown in the table below:

R$'000
		Short-term	Long-term	Total
Foreign Currency	National Treasury	4.284	59.650	63.934
	Eletrobras	7	4	11
	Total	4.291	59.654	63.945
Domestic Currency	Eletrobras - COPEL	49.134	142.617	191.751
	FINEP	5.506	34.806	40.312
	BNDES/ Banco do Brasil S/A - Mauá	29.735	391.329	421.064
	Banco do Brasil S/A and other	688.855	873.720	1.562.575
	Debentures	78.000	1.160.405	1.238.405
	Total	851.230	2.602.877	3.454.107
TOTAL		855.521	2.662.531	3.518.052

Loan, financing and debenture maturities are presented below:

R$'000
	Short-Term			Long-Term
	Oct/13 - Sep/14	Oct/14 - Dec/14	2015	2016	2017	After 2017
Domes tic Currency	851.230	116.433	599.175	874.266	618.165	394.838
Foreign Currency	4.291	4	-	-	-	59.650
TOTAL	855.521	116.437	599.175	874.266	618.165	454.488

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

* Amounts subject to roundings.

3.2.2 Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

R$'000
	Elejor	Mauá	Colíder	PCHs	Total
Current liabilities	47.593	900	-	753	49.246
Noncurrent liabilities	384.197	12.479	16.647	2.151	415.474

* Relative to PCH Cavernoso, Apucaraninha, Chopim I e Chaminé.

3.2.3 Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

R$ '000
Probable Losses - Consolidated	Set/13	Jun/13	Set/12	Var %
	(1)	(2)	(3)	(1 / 3)
Tax	285.349	297.856	301.033	(5,2)
Labor suits	181.444	181.087	149.777	21,1
Employees and Benefits	118.358	123.561	76.024	55,7
Civil	611.688	596.315	519.019	17,9
Suppliers	65.900	67.006	69.369	(5,0)
Civil and administrative claims	187.110	180.433	130.493	43,4
Easements	7.239	7.012	5.456	32,7
Condemnations and property	341.812	333.841	306.291	11,6
Customers	9.627	8.023	7.410	29,9
Environmental claims	203	193	186	9,1
Regulatory	46.208	50.952	48.169	(4,1)
TOTAL	1.243.250	1.249.964	1.094.208	13,6

Possible Losses

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of 9M13, totaled R$ 2,906.0 million, 23.3% up on December 2012, distributed in lawsuits of the following natures: tax - R$ 1,382.4 million; civil - R$ 974.0 million; labor - R$ 331.0 million; employee benefits - R$ 167.3 million; and regulatory - R$ 51.3 million.

* Amounts subject to roundings.

3.3 Investment Program

Copel’s investments from January to September 2013 and the maximum investment forecast for 2013 are presented below:

			R$ million
	Carried out	Carried out	Scheduled
	3Q13	9M13	2013
Generation and Transmission*	112,6	359,7	866,5
HPP Colider	84,0	205,6	449,0
SHP Cavernoso II	0,2	19,6	8,3
TL Araraquara/ Taubaté	4,7	12,4	132,8
SE Cerquilho	4,7	18,4	37,8
Other	19,0	103,7	238,6
Distribution	236,2	663,1	986,4
Telecommunications	20,2	47,2	69,9
TOTAL	369,0	1.070,0	1.922,8

* Includes project won by Copel at Auction 007/2012 (lot B), held by Aneel on 12/19/2012, after the approval of the budget by the 139th Ordinary Board of Directors Meeting.

Copel’s investments in new businesses totaled R$ 328.2 million in 9M13. Total investments for 2013, which are estimated at R$ 647.4 million.

The table below shows investments in the Company’s new businesses:

		R$ million
	Carried out	Carried out
	3Q13	9M13
Cutia	0,2	0,7
Costa Oeste	1,6	7,8
Marumbi	-	7,4
Transmissora Sul Brasileira	21,6	53,1
Caiuá	14,7	29,4
Integração Maranhense	36,0	67,9
Matrinchã	-	85,3
Guaraciaba	-	31,1
Paranaíba	11,8	14,2
São Bento Energia*	5,2	31,3
TOTAL	91,1	328,2

* Amounts subject to roundings.

4. Shareholding Structure

On September 30, 2013, paid-up capital stock totaled R$ 6,910.0 million. The classes of shares (with no par value) and main shareholders are presented below:

Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85.029	58,6	-	-	14	-	85.043	31,1
BNDESPAR	38.299	26,4	-	-	27.282	21,3	65.581	24,0
Eletrobras	1.531	1,1	-	-	-	-	1.531	0,6
Free Floating	19.877	13,7	129	33,9	100.905	78,7	120.911	44,2
BM&FBovespa	19.782	13,6	129	33,9	65.822	51,3	85.733	31,3
NYSE	95	0,1	-	-	35.024	27,3	35.119	12,8
LATIBEX	-	-	-	-	59	-	59	-
Other	295	0,2	252	66,1	42	-	589	0,1
TOTAL	145.031	100,0	381	100,0	128.243	100,0	273.655	100,0

Common
0,2%
13,7%
1,1%
26,4%
58,6%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

PN
0,2%
21,2%
78,6%
BNDESPAR
Custódia da Bolsa
Outros

Total
0,1%
31,1%
44,2%
24,0%
0,6%
Estado do Paraná
BNDESPAR
Eletrobras
Custódia da Bolsa
Outros

* Amounts subject to roundings.

5. Consolidated Financial Statements

5.1 Assets

R$'000
Assets	Sep/13	Dec/12	Sep/12	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4.634.676	4.681.692	3.538.245	(1,0)	31,0
Cash and cash equivalents	1.531.816	1.459.217	749.520	5,0	104,4
Bonds and securities	509.183	635.501	456.785	(19,9)	11,5
Collaterals and escrow accounts	2.054	36.808	12.292	(94,4)	(83,3)
Customers	1.355.849	1.489.173	1.457.214	(9,0)	(7,0)
Dividends receivable	8.174	18.064	8.342	(54,7)	(2,0)
CRC transferred to the State Government of Paraná	82.009	75.930	73.018	8,0	12,3
Account receivable related to concession	4.463	5.319	114.631	(16,1)	(96,1)
Accounts receivable related to the concession extension	352.161	356.085	-	(1,1)	-
Other current receivables	346.674	234.951	233.575	47,6	48,4
Inventories	134.293	124.809	118.952	7,6	12,9
Income tax and social contribution	212.012	191.544	215.663	10,7	(1,7)
Other current recoverable taxes	72.845	49.490	80.038	47,2	(9,0)
Prepaid expenses	23.143	4.801	18.215	382,0	27,1
NON-CURRENT	17.531.439	16.527.211	16.370.580	6,1	7,1
Long Term Assets	6.539.100	6.297.317	6.349.341	3,8	3,0
Bonds and securities	106.943	128.515	99.951	(16,8)	7,0
Collaterals and escrow accounts	44.309	43.246	72.811	2,5	(39,1)
Customers	44.635	26.171	31.739	70,6	40,6
CRC transferred to the State Government of Paraná	1.296.240	1.308.354	1.319.965	(0,9)	(1,8)
Judicial deposits	599.661	574.371	557.859	4,4	7,5
Account receivable related to concession	3.106.098	2.645.826	3.571.421	17,4	(13,0)
Accounts receivable related to the concession extension	453.685	717.805	-	(36,8)	-
Other non-current receivables	26.382	22.728	21.812	16,1	21,0
Income tax and social contribution	8.495	19.995	20.209	(57,5)	(58,0)
Other non-current recoverable taxes	119.169	120.189	75.415	(0,8)	58,0
Deferred income tax and social contribution	733.065	681.285	567.422	7,6	29,2
Prepaid expenses	418	8.832	10.737	(95,3)	(96,1)
Investments	936.235	568.989	590.217	64,5	58,6
Property, plant and equipment, net	7.931.436	7.871.753	7.621.397	0,8	4,1
Intangible assets	2.124.668	1.789.152	1.809.625	18,8	17,4
TOTAL	22.166.115	21.208.903	19.908.825	4,5	11,3

* Amounts subject to roundings.

5.2 Liabilities

					R$'000
Liabilities	Sep/13 (1)	Dec/12 (2)	Sep/12 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	3.194.842	2.833.444	2.281.889	12,8	40,0
Payroll, social charges and accruals	324.174	384.008	268.558	(15,6)	20,7
Suppliers	958.615	1.131.782	883.927	(15,3)	8,4
Income tax and social contribution payable	325.082	170.189	199.389	91,0	63,0
Other taxes due	234.272	288.480	245.446	(18,8)	(4,6)
Loans, financing and debentures	855.521	274.009	230.576	212,2	271,0
Minimum compulsory dividend payable	83.433	204.780	87.283	(59,3)	(4,4)
Post employment benefits	25.996	25.819	22.281	0,7	16,7
Customer charges due	47.227	56.498	59.857	(16,4)	(21,1)
Research and development and energy efficiency	145.055	159.599	112.313	(9,1)	29,2
Accounts Payable related to concession - Use of Public Property	49.246	48.477	44.769	1,6	10,0
Other accounts payable	146.221	89.803	127.490	62,8	14,7
NON-CURRENT	5.854.796	6.013.569	4.826.759	(2,6)	21,3
Suppliers	57.769	100.908	72.091	(42,8)	(19,9)
Deferred income tax and social contribution	458.637	590.536	656.597	(22,3)	(30,1)
Loans, financing and debentures	2.662.531	2.987.546	1.994.685	(10,9)	33,5
Post employment benefits	867.725	675.230	470.045	28,5	84,6
Research and development and energy efficiency	149.178	104.561	139.065	42,7	7,3
Accounts Payable related to concession - Use of Public Property	415.474	399.080	400.053	4,1	3,9
Other accounts payable	232	-	15	-	-
Tax, social security, labor and civil provisions	1.243.250	1.155.708	1.094.208	7,6	13,6
EQUITY	13.116.477	12.361.890	12.800.177	6,1	2,5
Attributed to controlling shareholders	12.828.375	12.097.384	12.540.889	6,0	2,3
Share capital	6.910.000	6.910.000	6.910.000	-	-
Equity valuation adjustments	1.033.924	1.214.394	1.372.707	(14,9)	(24,7)
Legal reserves	571.221	571.221	536.187	-	6,5
Retained earnings	3.337.295	3.337.295	2.838.551	-	17,6
Additional proposed dividends	-	64.474	-	-	-
Accrued earnings	975.935	-	883.444	-	10,5
Attributable to non-controlling interest	288.102	264.506	259.288	8,9	11,1
TOTAL	22.166.115	21.208.903	19.908.825	4,5	11,3

* Amounts subject to roundings.

5.3 Income Statement

R$'000
Income Statement	3Q13 (1)	2Q13 (2)	3Q12 (3)	Var.% (1/3)	9M13 (4)	9M12 (5)	var % (4/5)
OPERATING REVENUES	2.254.630	2.101.132	2.041.089	10,5	6.736.172	6.092.651	10,6
Electricity sales to final customers	881.003	785.579	605.850	45,4	2.437.777	1.823.938	33,7
Electricity sales to distributors	408.001	344.925	381.100	7,1	1.477.693	1.230.509	20,1
Use of the main distribution and transmission grid	513.046	464.403	766.039	(33,0)	1.490.449	2.201.015	(32,3)
Construction revenue	251.663	278.494	126.182	99,4	711.348	367.898	93,4
Revenues from telecommunications	36.263	33.590	31.129	16,5	102.555	92.517	10,8
Distribution of piped gas	103.361	96.407	86.461	19,5	278.989	239.622	16,4
Other operating revenues	61.293	97.734	44.328	38,3	237.361	137.152	73,1
Operating costs and expenses	(1.964.638)	(1.820.162)	(1.698.423)	15,7	(5.666.751)	(5.061.433)	12,0
Electricity purchased for resale	(833.546)	(674.478)	(655.303)	27,2	(2.349.726)	(1.970.725)	19,2
Use of the main distribution and transmission grid	(102.689)	(27.098)	(193.674)	(47,0)	(281.864)	(559.174)	(49,6)
Personnel and management	(224.458)	(245.473)	(273.148)	(17,8)	(711.430)	(787.606)	(9,7)
Pension and healthcare plans	(47.443)	(43.564)	(41.660)	13,9	(133.141)	(121.592)	9,5
Materials and supplies	(15.963)	(17.517)	(18.645)	(14,4)	(51.360)	(52.484)	(2,1)
Materials and supplies for power eletricity	(5.847)	(10.220)	(7.865)	(25,7)	(20.328)	(18.563)	9,5
Natural gas and supplies for the gas business	(82.531)	(78.160)	(66.794)	23,6	(223.002)	(183.088)	21,8
Third-party services	(107.918)	(107.689)	(100.293)	7,6	(306.994)	(303.053)	1,3
Depreciation and amortization	(148.200)	(145.571)	(134.835)	9,9	(440.612)	(411.189)	7,2
Provisions and reversals	(16.605)	(112.583)	(22.978)	(27,7)	(148.724)	(113.794)	30,7
Construction cost	(253.204)	(269.278)	(122.806)	106,2	(717.280)	(363.133)	97,5
Other cost and expenses	(126.234)	(88.531)	(60.422)	108,9	(282.290)	(177.032)	59,5
EQUITY IN EARNINGS OF SUBSIDIARIES	25.062	12.362	15.619	60,5	57.032	50.129	13,8
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	315.054	293.332	358.285	(12,1)	1.126.453	1.081.347	4,2
FINANCIAL RESULTS	84.265	75.057	110.130	(23,5)	233.221	86.613	169,3
Financial income	175.715	154.922	224.577	(21,8)	476.670	523.613	(9,0)
Financial expenses	(91.450)	(79.865)	(114.447)	(20,1)	(243.449)	(437.000)	(44,3)
OPERATIONAL EXPENSES/ INCOME	399.319	368.389	468.415	(14,8)	1.359.674	1.167.960	16,4
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(126.368)	(116.774)	(149.093)	(15,2)	(436.452)	(343.951)	26,9
Income tax and social contribution on profit	(128.316)	(176.073)	(134.349)	(4,5)	(567.056)	(433.821)	30,7
Deferred income tax and social contribution on profit	1.948	59.299	(14.744)	-	130.604	89.870	45,3
NET INCOME (LOSS)	272.951	251.615	319.322	(14,5)	923.222	824.009	12,0
Attributed to controlling shareholders	266.037	240.589	314.703	(15,5)	898.498	806.363	11,4
Attributed to non-controlling interest	6.914	11.026	4.620	49,7	24.724	17.646	40,1
EBITDA	463.254	438.903	493.120	(6,1)	1.567.065	1.492.536	5,0

* Amounts subject to roundings.

5.4 Cash Flow

R$'000
Consolidated Cash Flow	9M13	9M12
Cash flow from operating activities
Net income for the period	923.222	824.009
Adjustments to reconcile net income with the cash provided by operating activities	1.231.153	853.123
Depreciation	265.189	250.161
Amortization of intangible assets - concession	169.783	158.604
Amortization of intangible assets - other	5.075	1.859
Amortization of investiments - concession rigths	565	565
Unrealized monetary and exchange variations, net	11.247	(103.465)
Accounts receivable tied to the concession fair value´s update	-	245.991
Remuneration of accounts receivable related to the concession	(22.756)	(307.554)
Equity in earnings of subsidiaries	(57.032)	(50.129)
Income Tax and Social Contribution	567.056	433.821
Deferred Income Tax and Social Contribution	(130.604)	(89.870)
Provision for doubtful accounts	33.423	(183)
Provision for tax credit losses	(624)	(3.882)
Provision (reversal) for legal claims	118.280	117.859
Provisions for post employment benefits	146.555	130.374
Provision for research and development and energy efficiency	58.935	54.950
Write off of intangible assets related to concession - goodwill	41.977	7.684
Write off of property, plant, and equipment	9.523	2.498
Write off of intangible assets	14.561	3.840
Decrese (increase) in assets	409.864	(28.222)
Increase (reduction) of liabilities	(1.324.922)	(671.568)
Net cash generated by operating activities	1.239.317	977.342
Cash flow from investing activities
Bonds and securities	172.172	50.066
Additions in investments	(393.902)	(28.595)
Additions to property, plant, and equipment	(255.675)	(662.833)
Additions to intangible assets related to the concessions	(722.713)	(608.352)
Additions to other intangible assets	(278.909)	(11.067)
Sale of intangible assets	-	191
Customer contributions	115.104	62.428
Net cash generated (used) by investing activities	(1.363.923)	(1.198.162)
Cash flow from financing activities
Loans and financing obtained	420.450	69.914
Amortization of principal amounts of loans and financing	(36.296)	(27.138)
Dividends and interest on own capital paid	(186.949)	(131.484)
Net cash used by financing activities	197.205	(88.708)
Increase (decrease) in cash and cash equivalents	72.599	(309.528)
Cash and cash equivalents at the beginning of the year	1.459.217	1.048.446
Cash and cash equivalents at the end of the year	1.531.816	738.918
Variation in cash and cash equivalents	72.599	(309.528)

* Amounts subject to roundings.

6. Financial Statements – Wholly Owned Subsidiaries

6.1 Assets

			R$'000
Assets	GeT	DIS	TEL
CURRENT	1.597.205	2.190.625	90.923
Cash and cash equivalents	593.603	602.862	32.643
Bonds and securities	157.567	112.571	-
Collaterals and escrow accounts	-	1.009	-
Customers	263.545	1.038.544	35.492
Dividends receivable	20	-	-
CRC transferred to the State Government of Paraná	-	82.009	-
Account receivable related to concession	4.463	-	-
Accounts receivable related to the concession extension	352.161	-	-
Other current receivables	175.905	158.612	2.725
Inventories	30.563	93.325	9.522
Income tax and social contribution	729	39.481	5.933
Other current recoverable taxes	15.481	46.481	4.109
Prepaid expenses	3.168	15.731	499
NON-CURRENT	8.376.974	6.513.945	382.279
Long Term Assets	935.294	5.152.059	21.265
Bonds and securities	53.535	53.408	-
Collaterals and escrow accounts	-	44.309	-
Customers	6.166	38.464	5
CRC transferred to the State Government of Paraná	-	1.296.240	-
Judicial deposits	26.866	298.513	1.667
Account receivable related to concession	338.192	2.767.906	-
Accounts receivable related to the concession extension	453.685	-	-
Other receivables	4.252	9.312	-
Other current recoverable taxes	52.598	61.571	5.000
Deferred income tax and social contribution	-	582.336	14.593
Investments	779.053	4.012	-
Property, Plant and Equipment, net	6.617.326	-	344.944
Intangible Assets	45.301	1.357.874	16.070
TOTAL	9.974.179	8.704.570	473.202

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

* Amounts subject to roundings.

6.2 Liabilities

			R$'000
Liabilities	GeT	DIS	TEL
CURRENT	1.258.590	2.475.880	50.240
Social charges and accruals	90.950	205.061	22.229
Associated companies and parent company	-	909.903	-
Suppliers	279.818	652.534	9.447
Income Tax and Social Contribution payable	312.832	-	1.716
Other taxes	26.133	170.952	3.395
Loans and financing and debentures	64.662	209.944	3.811
Minimum compulsary dividend payable	392.525	59.000	7.982
Post employment benefits	6.754	18.316	926
Customer charges due	36.153	11.074	-
Research and development and energy efficiency	14.654	127.826	-
Payables related to concession - Use of Public Property	1.653	-	-
Other accounts payable	32.456	111.270	734
NON-CURRENT	1.844.503	2.725.514	62.791
Suppliers	59.086	-	-
Deferred income tax and social contribution	456.454	-	-
Loans, and financing and debentures	449.908	1.622.790	34.383
Post-employment benefits	261.200	577.944	25.774
Research and development and energy efficiency	54.190	94.988	-
Payables related to the concession - Use of Public Property	31.277	-	-
Tax,social security, labor and civil provisions	532.388	429.792	2.634
EQUITY	6.871.086	3.503.176	360.171
Attributed to controlling shareholders
Capital	3.505.994	2.624.841	240.398
Equity valuation adjustments	1.183.516	139.752	(2.327)
Legal Reserves	247.134	135.294	6.706
Retained earnigs	1.123.315	840.155	79.902
Accrued earnings (losses)	811.127	42.638	35.492
TOTAL	9.974.179	8.704.570	473.202

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

* Amounts subject to roundings.

6.3 Income Statement – Copel Geração e Transmissão

							R$'000
Income Statement	3Q13 (1)	2Q13 (2)	3Q12 (3)	Var.% (1/3)	9M13 (4)	9M12 (5)	var % (4/5)
OPERATING REVENUES	597.221	555.551	576.827	3,5	2.021.102	1.675.800	20,6
Electricity sales to final customers	116.988	122.030	37.160	214,8	342.107	98.122	248,7
Electricity sales to distributors	404.654	343.074	376.921	7,4	1.474.454	1.174.748	25,5
Use of the main distribution and transmission grid	39.741	37.486	145.410	(72,7)	112.714	344.547	(67,3)
Construction revenue	24.214	38.964	7.633	217,2	58.663	29.692	97,6
Other operating revenues	11.623	13.997	9.703	19,8	33.164	28.691	15,6
Operating costs and expenses	(360.581)	(386.194)	(310.653)	16,1	(1.049.996)	(879.213)	19,4
Electricity purchased for resale	(28.616)	(33.168)	(24.339)	17,6	(91.689)	(77.305)	18,6
Use of main distribution and transmission grid	(52.721)	(48.893)	(52.792)	(0,1)	(152.474)	(156.854)	(2,8)
Personnel and management	(56.448)	(64.890)	(68.155)	(17,2)	(176.923)	(192.867)	(8,3)
Pension and healthcare plans	(12.982)	(12.347)	(10.409)	24,7	(36.025)	(30.479)	18,2
Materials and supplies	(4.374)	(3.219)	(4.642)	(5,8)	(10.689)	(13.294)	(19,6)
Materials and supplies for power eletricity	(5.190)	(9.341)	(7.227)	(28,2)	(17.810)	(16.664)	6,9
Third-party services	(25.430)	(24.917)	(22.273)	14,2	(71.230)	(66.332)	7,4
Depreciation and amortization	(69.809)	(69.924)	(61.862)	12,8	(210.526)	(191.838)	9,7
Provisions and reversals	(19.259)	(39.109)	(16.172)	19,1	(71.524)	(8.649)	727,0
Construction cost	(25.755)	(29.748)	(4.258)	504,9	(64.595)	(24.928)	159,1
Other cost and expenses	(59.996)	(50.638)	(38.524)	55,7	(146.511)	(100.003)	46,5
EQUITY IN EARNINGS OF SUBSIDIARIES	7.682	16.401	3.769	103,8	34.705	10.236	239,0
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	244.322	185.758	269.943	(9,5)	1.005.811	806.823	24,7
FINANCIAL RESULTS	20.480	28.674	5.636	263,4	82.742	19.847	316,9
OPERATIONAL EXPENSES/ INCOME	264.802	214.432	275.579	(3,9)	1.088.553	826.670	31,7
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(86.884)	(65.206)	(89.601)	(3,0)	(354.863)	(273.700)	29,7
Income tax and social contribution on profit	(109.250)	(113.107)	(81.679)	33,8	(470.559)	(264.607)	77,8
Deferred income tax and social contribution on profit	22.366	47.901	(7.922)	-	115.696	(9.093)	-
NET INCOME (LOSS)	177.918	149.226	185.978	(4,3)	733.690	552.970	32,7
EBITDA	314.130	255.682	331.805	(5,3)	1.216.337	998.661	21,8

* Amounts subject to roundings.

6.4 Income Statement – Copel Distribuição

R$'000
Income Statement	3Q13 (1)	2Q13 (2)	3Q12 (3)	Var.% (1/3)	9M13 (4)	9M12 (5)	var % (4/5)
OPERATING REVENUES	1.526.869	1.396.890	1.378.441	10,8	4.323.296	4.164.053	3,8
Electricity sales to final customers	764.336	664.226	569.744	34,2	2.097.329	1.728.277	21,4
Electricity sales to distributors	25.578	24.149	28.125	(9,1)	74.180	121.279	(38,8)
Use of the main distribution and transmission grid	489.743	444.158	651.178	(24,8)	1.430.257	1.939.235	(26,2)
Construction revenue	217.828	226.489	112.205	94,1	620.399	323.407	91,8
Other operating revenues	29.384	37.868	17.189	70,9	101.131	51.855	95,0
Operating costs and expenses	(1.536.521)	(1.349.861)	(1.352.803)	13,6	(4.437.387)	(4.075.767)	8,9
Electricity purchased for resale	(884.245)	(717.614)	(708.675)	24,8	(2.479.599)	(2.118.201)	17,1
Use of main distribution and transmission grid	(60.782)	10.910	(164.313)	(63,01)	(164.182)	(464.917)	(64,7)
Personnel and management	(147.159)	(157.429)	(179.586)	(18,1)	(470.762)	(524.423)	(10,2)
Pension and healthcare plans	(31.500)	(28.988)	(28.216)	11,6	(89.481)	(83.244)	7,5
Materials and supplies	(10.577)	(13.247)	(13.496)	(21,6)	(37.837)	(36.697)	3,1
Third-party services	(75.210)	(78.092)	(80.559)	(6,6)	(225.458)	(239.872)	(6,0)
Depreciation and amortization	(51.431)	(49.950)	(47.446)	8,4	(151.459)	(142.346)	6,4
Provisions and reversals	(9.606)	(63.560)	(3.604)	166,5	(102.465)	(87.504)	17,1
Construction cost	(217.828)	(226.489)	(112.205)	94,1	(620.399)	(323.407)	91,8
Other cost and expenses	(48.183)	(25.402)	(14.703)	227,7	(95.745)	(55.156)	73,6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(9.651)	47.029	25.638	-	(114.091)	88.286	-
FINANCIAL RESULTS	73.929	56.292	123.722	(40,2)	181.166	115.826	56,4
OPERATIONAL EXPENSES/ INCOME	64.278	103.321	149.360	(57,0)	67.075	204.112	(67,1)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(22.121)	(35.152)	(50.777)	(56,4)	(24.437)	(67.212)	(63,6)
Income tax and social contribution on profit	3	(45.338)	(37.879)	-	(45.335)	(119.895)	(62,2)
Deferred income tax and social contribution on profit	(22.124)	10.186	(12.898)	71,5	20.898	52.683	(60,3)
NET INCOME (LOSS)	86.399	68.169	98.583	(12,4)	42.638	136.900	(68,9)
EBITDA	41.780	96.979	73.084	(42,83)	37.368	230.632	(83,8)

6.5 Income Statement – Copel Telecom

							R$'000
Income Statement	3Q13 (1)	2Q13 (2)	3Q12 (3)	Var.% (1/3)	9M13 (4)	9M12 (5)	var % (4/5)
OPERATING REVENUES	48.100	46.340	42.808	12,4	139.659	126.818	10,1
Revenues from telecommunications	46.398	44.630	41.338	12,2	134.565	122.712	9,7
Other operating revenues	1.702	1.710	1.470	15,8	5.094	4.106	24,1
Operating costs and expenses	(30.722)	(29.973)	(35.000)	(12,2)	(88.805)	(97.140)	(8,6)
Personnel and management	(12.195)	(13.638)	(15.716)	(22,4)	(37.451)	(45.915)	(18,4)
Pension and healthcare plans	(2.337)	(1.606)	(2.078)	12,5	(5.875)	(6.032)	(2,6)
Materials and supplies	(287)	(381)	(361)	(20,5)	(1.048)	(1.322)	(20,7)
Third-party services	(4.974)	(4.222)	(3.807)	30,7	(13.425)	(12.283)	9,3
Depreciation and amortization	(7.105)	(6.852)	(7.129)	(0,3)	(21.256)	(20.299)	4,7
Provisions and reversals	(489)	(1.259)	(3.020)	(83,8)	(2.059)	(3.544)	(41,9)
Other cost and expenses	(3.335)	(2.015)	(2.889)	15,4	(7.690)	(7.745)	(0,7)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	17.378	16.367	7.808	122,6	50.854	29.678	71,4
FINANCIAL RESULTS	1.105	1.029	959	15,2	2.619	2.642	(0,9)
OPERATIONAL EXPENSES/ INCOME	18.483	17.396	8.767	110,8	53.473	32.320	65,4
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(6.125)	(5.890)	(2.931)	109,0	(17.981)	(10.451)	72,1
Income tax and social contribution on profit	(5.942)	(6.082)	(4.613)	28,8	(17.891)	(12.253)	46,0
Deferred income tax and social contribution on profit	(183)	192	1.682	-	(90)	1.802	0,0
NET INCOME (LOSS)	12.358	11.506	5.836	111,8	35.492	21.869	62,3
EBITDA	24.483	23.219	14.937	63,9	72.110	49.977	44,3

* Amounts subject to roundings.

7. Power Market

Copel’s electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 9.8% in the nine-month period.

This result was chiefly due to the 21.4% upturn in electricity sales to industrial customers thanks to the performance of this economic sector in Paraná State in 2013 (3.1% up through August, versus 1.5% up in Brazil as a whole) and Copel GeT's strategy of allocating more energy to the free market, allowing sales to industrial customers in other States.

The table below breaks down energy sales by customer segment:

Segment	Market	Energy Sold (GWh)
		3Q13	3Q12	Var. %	9M13	9M12	Var. %
Residential		1.737	1.620	7,2	5.133	4.867	5,5
Industrial	Total	2.712	2.231	21,5	7.972	6.570	21,4
	Captive	1.682	1.852	(9,2)	4.924	5.548	(11,3)
	Free	1.030	379	171,7	3.049	1.022	198,4
Commercial	Total	1.223	1.219	0,3	3.780	3.756	0,6
	Captive	1.220	1.217	0,3	3.771	3.749	0,6
	Free	3	2	24,3	9	7	20,2
Rural		484	463	4,4	1.556	1.512	2,9
Other		571	543	5,2	1.689	1.636	3,3
Energy Supply		6.727	6.076	10,7	20.131	18.341	9,8

7.1 Captive Market

The residential segment consumed 5,133 GWh, 5.5% up, chiefly due to the 3.7% increase in the customer base, and the 1.9% upturn in average consumption, in turn a result of higher income, the maintenance of high employment levels and below-average temperatures in the third quarter, which boosted energy consumption. At the end of September, this segment accounted for 30.1% of Copel’s captive market, totaling 3,285,855 residential customers.

The industrial segment consumed 4,924 GWh in 9M13, 11.3% down from 9M12, mainly due to the migration of large industrial customers to the free market. At the end of the period, this segment represented 28.8% of Copel’s captive market, with the company supplying power to 92,935 industrial customers.

The commercial segment consumed 3,771 GWh, 0.6% higher than in the same period the year before. At the end of September, this segment represented 22.1% of Copel’s captive market, with the Company supplying power to 335,319 commercial customers.

The rural segment consumed 1,556 GWh, growing by 2.9%, mainly due to the excellent performance of agribusiness in the State of Paraná. At the end of September, this segment represented 9.1% of Copel’s captive market, with the Company supplying power to 372,553 rural customers.

* Amounts subject to roundings.

Other segments (public agencies, public lighting, public services and own consumption) consumed 1,689 GWh, 3.3% up in the period. These segments jointly account for 9.9% of Copel’s captive market, totaling 55,489 customers at the end of the period.

The following table shows captive market trends by consumption segment:

	Number of Customers				Energy Sold (GWh)
	Sep/13	Sep/12	Var. %	3Q13	3Q12	Var. %	9M13	9M12	Var. %
Residential	3.285.855	3.169.888	3,7	1.737	1.620	7,2	5.133	4.867	5,5
Industrial	92.935	84.887	9,5	1.682	1.852	(9,2)	4.924	5.548	(11,3)
Commercial	335.319	326.225	2,8	1.220	1.217	0,3	3.771	3.749	0,6
Rural	372.553	374.759	(0,6)	484	463	4,4	1.556	1.512	2,9
Other	55.489	53.507	3,7	571	543	5,2	1.689	1.636	3,3
Captive Market	4.142.151	4.009.266	3,3	5.694	5.695	-	17.073	17.312	(1,4)

7.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 4.2%, as shown in the following table:

	Number of Customers/ agreements			Energy Sold (GWh)
	Sep/13	Sep/12	Var%	3Q13	3Q12	Var. %	9M13	9M12	Var. %
Captive Market	4.142.151	4.009.266	3,3	5.694	5.695	-	17.073	17.312	(1,4)
Concessionaries and Licensees	4	4	-	170	162	4,8	496	472	5,0
Free Customers*	125	64	95,3	1.175	785	49,6	3.259	2.205	47,8
Grid Market	4.142.280	4.009.334	3,3	7.039	6.642	6,0	20.828	19.989	4,2
* All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

* Amounts subject to roundings.

7.3 Energy Flow

Copel Consolidated

GWh
	9M13	9M12	Var.%
Own Generation	17.479	14.698	18,9
Purchased energy	22.229	22.868	(2,8)
Itaipu	3.898	3.939	(1,0)
Auction – CCEAR	11.432	14.178	(19,4)
Itiquira	680	682	(0,3)
Dona Francisca	457	459	(0,4)
CCEE (MCP)	1.132	678	67,0
Angra	785	-	-
CCGF	946	-	-
MRE	1.587	1.593	(0,4)
Proinfa	425	448	(5,1)
Elejor	887	891	(0,4)
Total Available Power	39.708	37.566	5,7
Captive Market	17.073	17.312	(1,4)
Concessionaires*	450	472	(4,7)
Free Customers	3.058	1.029	197,2
Bilateral Agreements	3.924	869	351,8
Auction – CCEAR	5.372	11.140	(51,8)
CCEE (MCP)	1.894	121	-
MRE	5.148	3.761	36,9
Losses and Differences	2.789	2.862	(2,6)
Basic network losses	812	808	0,5
Distribution losses	1.798	1.857	(3,2)
CG contract allocation	179	197	(9,1)

* Not including the 46 GWh consumed by the Concessionaire CFLO in February and March, for it was not supplied by COPEL Distribuição.
Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Pow er Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference betw een billed and energy received from CG)

* Amounts subject to roundings.

Copel Geração e Transmissão

GWh
	9M13	9M12	Var. %
Own Generation	17.479	14.698	18,9
CCEE (MCP)	266	494	(46,2)
MRE	1.587	1.593	(0,4)
Dona Francisca	457	459	(0,4)
Total Available Power	19.789	17.244	14,8
Bilateral Agreements	3.924	869	351,3
CCEAR – COPEL Distribuição	633	985	(35,8)
CCEAR – Other	4.739	10.155	(53,3)
Free Customers	3.058	1.029	197,2
CCEE (MCP)	1.861	88	-
MRE	5.148	3.761	36,9
Losses and differences	426	357	19,2
Values subject to rounding adjustments.

Copel Distribuição

GWh
	9M13	9M12	Var. %
Itaipu	3.898	3.939	(1,0)
CCEAR – Copel Geração e Transmissão	633	985	(35,8)
CCEAR – Other	10.799	13.016	(17,0)
CCEAR – Adjustment auction	-	177	-
CCEE (MCP)	866	184	370,7
Angra	785	-	-
CCGF	946	-	-
Itiquira	680	682	(0,3)
Proinfa	425	448	(5,1)
Elejor S.A	887	891	(0,4)
Available Power	19.919	20.322	(2,0)
Captive market	17.073	17.312	(1,4)
Wholesale*	450	472	(4,7)
CCEE (MCP)	33	33	-
Los ses and differences	2.363	2.505	(5,7)
Basic network losses	386	451	(14,4)
Distribution los ses	1.798	1.857	(3,2)
CG contract allocation	179	197	(9,1)

Values subject to rounding adjustments.
Not including the 46 GWh consumed by the Concessionaire CFLO in February and March, for it was not supplied by COPEL Distribuição.

* Amounts subject to roundings.

8. Supplementary Information

8.1 Tariffs

Power Purchase Average Tariff – Copel Distribuição

R$/MWh
Tariff	Amount Average MW	Sep/13 (1)	Jun/13 (2)	Sep/12 (3)	Var. % (1/2)	Var. % (1/3)
Itaipu (1)	565	128,30	123,93	110,53	3,5	16,1
Auction – CCEAR 2006 – 2013	812	105,58	100,63	97,48	4,9	8,3
Auction – CCEAR 2007 – 2014	54	147,81	140,89	139,38	4,9	6,0
Auction – CCEAR 2008 – 2015	52	124,78	118,94	117,25	4,9	6,4
Auction – CCEAR 2010 – H30	72	168,17	168,17	157,90	-	6,5
Auction – CCEAR 2010 – T15 (2)	67	178,06	178,06	167,19	-	6,5
Auction – CCEAR 2011 – H30	58	172,65	172,65	162,11	-	6,5
Auction – CCEAR 2011 – T15 (2)	54	196,33	196,33	184,34	-	6,5
Auction – CCEAR 2012 – T15 (2)	115	176,13	176,13	165,37	-	6,5
Angra	120	135,94	137,55	-	(1,2)	-
CCGF (3)	146	37,25	33,38	-	11,6	-
Santo Antônio	53	107,01	102,00	-	4,9	-
Jirau	75	94,12	89,72	-	4,9	-
Others Auctions (4)	398	169,80	168,54	149,81	0,7	13,3
Bilaterals	239	176,38	176,58	163,77	(0,1)	7,7
Total/Tariff Average Supply	2.880	132,57	129,59	115,04	2,3	15,2

(1) Furnas transport charge not included.
(2) Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
(3) Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12,783/13.
(4) Products average price.

Sales to Final Customers (Retail) Average Tariff – without ICMS

R$/MWh
Tariff	Sep/13 (1)	Jun/13 (2)	Sep/12 (3)	Var % (1/2)	Var % (1/3)
Industrial*	208,32	189,05	220,63	10,2	(5,6)
Residential	266,52	242,55	286,62	9,9	(7,0)
Commercial	242,70	220,00	263,87	10,3	(8,0)
Rural	162,37	146,04	178,69	11,2	(9,1)
Other	188,94	168,13	208,03	12,4	(9,2)
Retail distribution average rate	227,53	206,15	243,80	10,4	(6,7)

*Value-added tax not included.

Sales to Distributors Average Tariff

Tariff	Amount	Sep/13	Jun/13	Sep/12	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Copel Geração e Transmissão	793	123,81	119,40	95,48	3,7	29,7
Auction CCEAR 2006 - 2013	329	103,66	100,26	97,23	3,4	6,6
Auction CCEAR 2007 - 2014	78	115,37	111,89	108,60	3,1	6,2
Auction CCEAR 2008 - 2015	74	122,79	119,48	115,40	2,8	6,4
Auction CCEAR 2009 - 2016	209	140,76	135,95	132,51	3,5	6,2
Auction CCEAR 2011 - 2040 ( HPP Mauá)	95	159,99	155,15	-	3,1	-
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	171,81	-	-	-	-
Copel Distribuição
Concession holders in the State of Paraná	69	153,51	134,90	147,51	13,8	4,1
Total/ Tariff Average Supply	862	126,18	120,84	97,70	4,4	29,2
¹ The 901 MW average related to the Auction 2005-2012 is considered in the average price of September/2012.

* Amounts subject to roundings.

8.2 Main Operational and Financial Indicators

September 30, 2013

Generation
Copel GeT power plants	21 (19 hydro, 1 thermal and 1 wind power plant)
Power plants in which Copel holds an interest	10 (5 hydro, 1 thermal and 4 wind power plants)
Copel GeT’s total installed capacity	4,756 MW
Installed capacity of Copel’s corporate partnerships (1)	653 MW
Copel GeT’s automated and remote-controlled power plants	14
Copel’s corporate partnerships’ automated and remote-controlled
power plants	3

Transmission
Transmission lines	2,174 km
Substations	32
Installed capacity of substations	11,502 MVA

Distribution
Distribution networks and lines	187,310 km
Substations	361 (100% automated)
Installed capacity of substations	10,105 MVA
Number of municipalities served	395(2)
Number of localities served	1,113
Number of captive customers	4.1 million
DEC (outage duration per customer, in hours and hundredths of an hour)	8.0
FEC (outage frequency per customer)	5.8 times

Telecommunications
Fiber optic cables – main ring (interurban)	9,356 km
Self-sustained fiber optic cables (urban)	22,657 km
Number of municipalities served in Paraná	399
Number of municipalities served in Santa Catarina	2
Number of customers	6,261

Administration
Number of employees (wholly owned subsidiaries)	9,247
Copel Geração e Transmissão	1,833
Copel Distribuição	6,950
Copel Telecomunicações	464
Customers by employee	596

Financial
BOOK VALUE PER SHARE	R$ 47.93 per share
EBITDA	R$ 1,567.1 million
Current liquidity ratio	1.45

Note:
(1) Proportional to the interest.
(2) 3 partially served municipalities in the rural area.

* Amounts subject to roundings.

8.3 3Q13 Results Conference Call

3Q13 Results Conference Call:

> Wednesday, November 13, 2013, at 15:00. (US EST)

> Telephone: (+1 516) 300 1066

> Code: Copel

A live webcast of the conference call will be available at www.copel.com/ri.

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (41) 3222-2027

Fax: (41) 3331-2849

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

* Amounts subject to roundings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.